Exhibit (a)(1)(I)

E-Mail to Optionholders Announcing the Company’s Extension of the Expiration

Date of the Tender Offer to July 2, 2008

Today Getty Images filed an amendment to its Tender Offer Statement on Schedule TO that extends the expiration date of the tender offer period. The offer to purchase your options in exchange for a cash payment will expire at 3:00 p.m., Pacific Time, on July 2, 2008, unless we extend the offer for an additional period of time. As of 10:00 a.m., Pacific Time, on June 23, 2008, options to purchase 2,751,368 shares of Getty Images common stock had been tendered.

Optionholders who have already tendered their options and do not wish to withdraw them do not need to take any further action. If you wish to tender your outstanding options, you must complete and sign the election form which was previously provided to you in accordance with its instructions, and deliver the completed and signed election form to Lisa Calvert either by (a) facsimile at fax number (206) 925-5627, (b) email to lisa.calvert@gettyimages.com or (c) hand delivery or interoffice mail at Getty Images, Inc., 601 North 34th Street, Seattle, Washington 98103, in each case, before 3:00 p.m., Pacific Time, on July 2, 2008, or on such later expiration date if the offer is extended. Only responses that are complete, signed and actually received by Lisa Calvert by the deadline will be accepted. Responses submitted by any other means, including U.S. mail or other post and Federal Express are not permitted.

You should direct questions about the offer or requests for assistance or for additional copies of the offer to purchase or the documents relating to the offer to Lisa Calvert (lisa.calvert@gettyimages.com or (206) 925-6415), Anne Boyden (anne.boyden@gettyimages.com or (206) 925-6406), Suzanne Sanders (suzanne.sanders@gettyimages.com or (206) 925-6769) or Lesley Brady (lesley.brady@gettyimages.com or +44-20-7428-5191), or to Lisa Calvert in writing at Getty Images, Inc., 601 North 34th Street, Seattle, Washington 98103.

This notice does not constitute the offer to purchase. The full terms of the offer are described in (a) the Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock, (b) the letter from Jonathan Klein, dated May 23, 2008, (c) your personal options statement, (d) the election form and (e) the withdrawal form. These documents were filed by Getty Images on May 23, 2008 with its Tender Offer Statement on Schedule TO and can be accessed through the U.S. Securities and Exchange Commission’s website at www.sec.gov.